TIOMIN RESOURCES INC.

PRESS RELEASE

Tiomin Halts the Development of the Kwale Mineral Sands Project, Kenya

Toronto, Canada. February 9, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) reports that the development of the Kwale mineral sands project (the "Project") is halted, with the Company remaining in Force Majeure with the Government of Kenya. Delays and rising costs have caused the Project's lenders to withdraw the US$155 million debt facility that was in place for the Project.

Tiomin anticipates completing the resettlement of the farmers displaced by the Project by the end of the first quarter. The Company will work towards the evaluation of substantial technical and contractual cost saving measures to improve the economics of the Kwale Project. The Project development is expected to be on hold for a minimum of seven months but Tiomin expects that strong product prices (for zircon and rutile) and reduced capital spending will revive lender interest at the appropriate time.

For further information, please contact Tiomin at (416) 350-3779 Jean Charles Potvin, CEO, ext. 227; Robert Jackson, President, ext. 230; or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.